

May 12, 2011

Mr. Jeff J. Kaminski
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

> **Re:** **KB Home**
> **Form 10-K for the fiscal year ended November 30, 2010**
> **Filed January 31, 2011**
> **File No. 1-9195**

Dear Mr. Kaminski:

We have reviewed your response letter dated April 20, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended November 30, 2010

Note 15. Legal Matters, page 81

1. We note your response to our prior comment two. We note that, at February 28, 2011, you determined you have a probable obligation of $211.8 million related to the Springing Guaranty and this amount is partially offset by the $75.2 million estimated fair value of the South Edge land subject to your guaranty. Based on your disclosures of the outstanding principle balance of the South Edge loans, your percentage interest in south Edge, and your estimated range of unpaid interest, please clarify how you determined the amount of your probable obligation. Also, please clarify why your accrual for the loss on the loan guaranty that you recorded during the period ended February 28, 2011 was only $22.8 million. In this regard, we note from your letter dated March 29, 2011 that, at November 30, 2010, you determined a loss related to the Springing Guaranty was not probable. Therefore, it is unclear to us if and why you recorded reserves prior

to February 28, 2011 for the difference between your $211.8 million probable obligation and the $75.2 million estimated fair value of the land.

2. We note your response to our prior comment two. Based on your response and disclosures related to your determination of the estimated fair value of the South Edge land, please address the following supplementally and in future filings:
   - Better explain how and why the number of acres of land you based your fair value estimate on increased approximately 30% from November 30, 2010 to February 28, 2011;
   - Quantify and discuss the appreciation factors you used to estimate fair value;
   - Provide an estimate of the fair value of the land, as is, based on current market conditions; and
   - Address the financial ability of the other parties subject to the joint venture to fulfill their obligations, including if you believe it is reasonably possible that your probable obligation could increase if they are unable to fulfill their obligations.

Form 10-Q for the quarterly period ended February 28, 2011

Note 5. Receivables, page 11

3. With a view toward future disclosure, please tell us the estimated fair value of the real estate that is subject to the pending foreclosure, as well as the amount and timing of any valuation allowances you recorded related to the outstanding note receivable.

Note 7. Inventory Impairment and Land Option Contract Abandonment, page 12

4. With a view toward future disclosure, please provide us with a more specific and comprehensive discussion regarding how you considered current market conditions in your impairment analysis. In this regard, please tell us what consideration you gave to your declining sales, including declines when compared to the third and fourth quarters of fiscal 2010, declining backlog, and increasing cancellation rates. Please address over what time period you expect to be able to fully realize your current inventory balance.

Note 15. Legal Matters, page 23

5. With a view toward future disclosure, please tell us your share of the damages related to the separate arbitration commenced in May 2009, as well as the amount and timing of any accrual you recorded.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

6. In future filings, to the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please provide investors with a discussion and analysis regarding the favorable impact to gross profits, including corresponding amounts. Please refer to Items 303(a)(3)(i) and (ii) of Regulation S-K for guidance.

7. With a view toward future disclosure, please provide us additional information regarding the amount of, as well as the facts and circumstances related to, the recent legal settlement disclosed on page 33.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief